[LETTERHEAD OF STONEMOR PARTNERS L.P.]

September 17, 2009

Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	StoneMor Partners L.P.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 31, 2009, and
Forms 10-Q and 10-Q/A for the period ended March 31, 2009
Filed May 11, 2009 and May 18, 2009, respectively
File No. 0-50910

Dear Mr. Spirgel:

StoneMor Partners L.P. (the “Company”) submits the following responses to comments raised in the staff’s letter (the “Comment Letter”) dated August 31, 2009. In order to facilitate your review, each of the staff’s comments is followed by the Company’s response below, and the responses are numbered to correspond to the comment numbers in the Comment Letter.

Item 7.	Management’s Discussion and Analysis of Financial Condition, page 36

Results of Operations, page 55

1.	We note your response to comment two in our letter dated July 2, 2009. We continue to believe that you should revise your MD&A to include a discussion of your results of operations on a segment by segment basis in a manner consistent with your segment footnote. Please provide us with a draft of your proposed disclosures which should be included in the Form 10-Q for the period ending September 30, 2009.

Response:

We will revise our 10 Q beginning in the third quarter of 2009 (as of and for the period ending September 30, 2009) to provide for the discussion the staff has asked us to include. Such disclosure will read as follows:

Larry Spirgel

September 17, 2009

Segment Discussions

Cemetery Segments

Our cemetery operations are disaggregated into three different geographically based segments. We have chosen this level of disaggregation due to the fact that a) each reportable segment has unique characteristics that set it apart from each other; b) we have organized our management personnel at these operational levels; and c) this is the level at which our chief decision makers and other senior management evaluate performance.

We account for and analyze the results of operations for each of these segments on a basis of accounting that is different from generally accepted accounting principals in so much that we record revenues and related expenses based upon the value of contracts written rather than upon the delivery of merchandise and services. We reconcile these non-GAAP accounting results of operations to GAAP based amounts at the consolidated level. This reconciliation is included in Note 13 to these financial statements.

The method of accounting we utilize to analyze our segment results of operations provides for a production based view of our business. We believe that this allows for a critical understanding of any economic value added during a given period of time.

Cemetery Operations – Southeast

The table below compares the results of operations for our Cemetery Operations – Southeast for the three months ended September 30, 2009 as compared to the same period last year:

	Three months ended September 30,
	2008	2009	Change ($)	Change (%)
	(In thousand’s)
Total revenues	$24,149	$25,871	$1,722	7.1%
Total costs and expenses	15,970	17,054	1,084	6.8%

Operating earnings	8,179	8,817	638	7.8%

Interest expense	1,277	1,421	144	11.3%
Depreciation and amortization	325	322	(3)	-0.9%

Earnings (losses) before taxes	$6,577	$7,074	$497	7.6%

Revenues

Revenues for Cemetery Operations – Southeast were $25.9 million for the three months ended September 30, 2009, an increase of $1.8 million, or 7.1%, compared to $24.1 million during the same period last year.

The entire increase was due to an increase in the value of pre-need sales contracts written ($1.7 million). The value of at-need contracts written and investment and other income both changed by less than $0.1 million during the three months ended September 30, 2009 as compared to the same period last year.

Larry Spirgel

September 17, 2009

The value of pre-need contracts written increased due to both an increase in the amount of contracts written and the average value of each contract written. These increases are reflective of our ability to continue to effectively market and sell pre-need contracts during a difficult economic time.

Total costs and expenses

Total costs and expenses for Cemetery Operations – Southeast were $17.0 million for the three months ended September 30, 2009, an increase of $1.1 million, or 6.8%, compared to $15.9 million during the same period last year.

The increases were primarily related to:

•	A $0.5 million increase in cost of goods sold. This was directly attributable to the corresponding increase in pre-need sales revenue.

•	A $0.4 million increase in selling expenses. This was also directly attributable to the corresponding increase in pre-need sales revenue.

Interest Expense

Interest expense for Cemetery Operations – Southeast was $1.4 million for the three months ended September 30, 2009, an increase of $0.1 million, or 11.3%, compared to $1.3 million during the same period last year. This was primarily due to an increase in the allocation of interest expense to this region rather than an overall corporate wide increase in interest expense.

Depreciation and Amortization

Depreciation and amortization expense for Cemetery Operations – Southeast was $0.3 million for both the three months ended September 30, 2009 and the same period last year. There were no material changes to total depreciable assets.

We ask the staff to note that the numbers included in this example disclosure are based upon actual amounts as of and for the three months ended June 30, 2009 and 2008. We have used these numbers so as to provide an effective example of our prospective disclosure.

We will include the exact same disclosure for each of our operating segments. We will make such disclosures in both our Form 10-Q and Form 10-K filings in our MD&A in the section titled “Segment Operations”. The Form 10-Q filings will include both quarter over quarter and year to date over year to date analyses.

Larry Spirgel

September 17, 2009

Item 11.	Executive Compensation, page 110

2.	We note your response to comment eight in our letter dated July 2, 2009. It appears from the first and fourth paragraphs of your response that you believe disclosing that the Annual Cash Incentive Bonus program is based upon meeting an EBITDA performance target satisfies your disclosure obligations. However, in the fifth paragraph, you propose to disclose in a footnote the minimum EBITDA performance targets for specific years and the amounts of EBITDA actually generated for specific years. Please note that you are required to disclose performance targets that are material to your executive compensation policies or decisions unless you meet the requirements of Instruction 4 to Item 402 (b). Refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.04, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Therefore, in future filings, please provide your proposed disclosure regarding performance targets in your compensation discussion and analysis. However, please expand upon the disclosure to explain how meeting the relevant performance targets translates into the awards granted to each named executive officer under the Annual Cash Incentive Bonus program. In this regard, disclose the target payouts for each executive officer and the minimum threshold and maximum levels for each performance goal. Also disclose the extent to which the performance targets were met. Finally, pursuant to Instruction 5 of Item 402 (b), please disclose how your non-GAAP EBITDA performance target is calculated from your audited financial statements.

Response:

We ask the staff to note that in our prior response we proposed enhancing footnote (5) to the table on page 113 of our 2008 Annual Report beginning in 2009 to include the following:

“The Bonus amount shown is equal to the amount distributed under our Annual Cash Incentive Program as defined on page (insert page #). Payments under this plan are based upon attaining an internally generated calculation of EBITDA. The minimum EBITDA requirements for the years ended (insert the applicable years) were (insert amounts). Total EBITDA generated for the years ended (insert the applicable years) were (insert amounts) and accordingly we paid bonuses of (insert amounts) during the years ended (insert applicable years).”

Based upon your follow-up, we now propose adjusting the footnote further to read the following:

“The Bonus amount shown is equal to the amount distributed under our Annual Cash Incentive Program as defined on page (insert page #). Payments under this plan are based upon attaining an internally generated calculation of EBITDA.”

Larry Spirgel

September 17, 2009

The table below details the minimum, target and maximum bonus amounts available to each named executive for the years ended December 31, (Insert Years):

For the year ended December 31,

	(Insert Year) Minimum		(Insert Year) Target		(Insert Year) Maximum
	EBITDA	Bonus	EBITDA	Bonus	EBITDA	Bonus
Named executive 1	(amount)	(amount)	(amount)	(amount)	(amount)	(amount)
Named executive 2	(amount)	(amount)	(amount)	(amount)	(amount)	(amount)
Named executive 3	(amount)	(amount)	(amount)	(amount)	(amount)	(amount)
Named executive 4	(amount)	(amount)	(amount)	(amount)	(amount)	(amount)
Named executive 5	(amount)	(amount)	(amount)	(amount)	(amount)	(amount)

Total EBITDA generated for the years ended (insert the applicable years) were (insert amounts) and accordingly we paid bonuses of (insert amounts) during the years ended (insert applicable years).”

The EBITDA measurement utilized for our Annual Cash Incentive Program is a non-GAAP financial measure. The table below reconciles Income before Income Taxes as shown in our Consolidated Statement of Operations (the GAAP measure we believe most closely reconciles to this calculation of EBITDA) to EBITDA used in our calculation of our Annual Cash Incentive Program:

For the year ended December 31,

	(Insert Year) Minimum		(Insert Year) Target		(Insert Year) Maximum
	EBITDA	Bonus	EBITDA	Bonus	EBITDA	Bonus
Income before income taxes	$—	$—	$—	$—	$—	$—

Plus (minus)

Expense (revenues) incurred (earned) due to a change in accounting principles	—	—	—	—	—	—
Interest expense	—	—	—	—	—	—
Depreciation and amortization	—	—	—	—	—	—
Non-cash cost of goods sold	—	—	—	—	—	—
Extraordinary losses (gains)	—	—	—	—	—	—
Losses (gains) from the sale of certain defined assets	—	—	—	—	—	—
Other non-cash losses (gains)	—	—	—	—	—	—
Increase (decrease) in deferred cemetery revenues	—	—	—	—	—	—
Decrease (increase) in deferred COGS	—	—	—	—	—	—
Decrease (increase) in deferred selling expenses	—	—	—	—	—	—
Decrease (increase) in accounts receivable	—	—	—	—	—	—
Decrease (increase) in merchandise trust assets	—	—	—	—	—	—
Increase (decrease) in merchandise liabilities	—	—	—	—	—	—

EBITDA	$—	$—	$—	$—	$—	$—

Larry Spirgel

September 17, 2009

Lastly, we ask the staff to note that we will not include this information as a footnote to the Summary Compensation Table (currently included as footnote #5) but will instead move it to the Compensation Discussion and Analysis.

If you or any other member of the staff has any questions or would like to discuss these matters at greater length, please do not hesitate to contact the undersigned at (215) 826-2800.

Sincerely,

William R. Shane
Executive Vice President and
Chief Financial Officer of
StoneMor GP LLC, General Partner of StoneMor Partners L.P.

cc:	Joe Cascarano, Staff Accountant
Ivette Leon, Assistant Chief Accountant
Ajay Koduri, Special Counsel
Kathleen Krebs, Special Counsel